Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

October 31, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Buffered Accelerated Return Equity Securities due October 31, 2018	October 26, 2016	K728
Buffered Accelerated Return Equity Securities due October 31, 2018	October 26, 2016	K729
Digital Buffered Notes due April 30, 2020	October 26, 2016	K734
Autocallable Securities due October 31, 2019	October 26, 2016	T880
Absolute Return Digital Barrier Securities due October 29, 2021	October 26, 2016	T881
Digital Plus Barrier Notes due October 29, 2021	October 26, 2016	T885
Capped Trigger GEARS	October 26, 2016	T889
Trigger Step Securities	October 26, 2016	T890
Trigger Step Securities	October 26, 2016	T891
Autocallable Securities due October 30, 2020	October 24, 2016	T896

Capped Trigger GEARS	October 27, 2016	T901
10.50% per annum Contingent Coupon Callable Yield Notes due October 31, 2019	October 26, 2016	U1748
15 Month 7.50% per annum Contingent Coupon Autocallable Yield Notes due January 31, 2018	October 26, 2016	U1749
7.50% per annum Contingent Coupon Autocallable Yield Notes due October 31, 2019	October 26, 2016	U1750
7.25% 10 Year Callable Daily Range Accrual Securities due October 30, 2026	October 26, 2016	U1755
Fixed to Floating Rate Securities due October 31, 2031	October 26, 2016	U1757
5.00% per annum Contingent Coupon Autocallable Yield Notes due January 31, 2018	October 26, 2016	U1758
Step-Up Contingent Coupon Callable Yield Notes due October 30, 2026	October 26, 2016	U1760
Callable Fixed to Daily Range Accrual Securities due October 31, 2031	October 26, 2016	U1761
7.10% 7.5 Year Callable Daily Range Accrual Securities due April 30, 2024	October 26, 2016	U1764

Trigger Autocallable Contingent Yield Notes	October 27, 2016	U1776
Trigger Callable Contingent Yield Notes (daily coupon observation)	October 27, 2016	U1786
Trigger Autocallable Contingent Yield Notes	October 27, 2016	U1787